EXHIBIT 6.21

                              EMPLOYMENT AGREEMENT
                             SUMMARY OF PARTICULARS

RECITALS

1. As of December 23, 1998, Total Film Group, Inc. entered into an agreement ("Agreement") with Dan Michel and Howard Russo, as sole owners of Michel/Russo, Inc. ("MR") with respect to the acquisition by Total Film Group, Inc. of 100 percent of MR's issued and outstanding capital stock for the possible purpose of forming a new marketing and design company in combination with Dyer communications, Inc. and/or other entities. For the purpose of the Agreement, such possible new marketing and design company was named Total Communications, Inc. ("IC") which name shall be kept for the purpose of this Employment Agreement.

2. Paragraph 6 of the Agreement provides that Total Film Group, Inc. shall enter into a long- form Employment Agreement with each of Dan Michel and Howard Russo and that such long-form Employment Agreement shall contain the terms summarized in Exhibit A of the Agreement and such further provisions as the parties mutually agree upon.

         Therefore, it is agreed as follows:

I.       EMPLOYER:  Total Film Group, Inc. ("Company")

II.      EMPLOYEE: Howard Russo ("Employee")

III.     TITLE AND CAPACITY:  Executive Vice President, Co-Creative
         Director of TC

IV. ASSIGNMENT: Company shall have the right to assign this Employment Agreement to TC or to any of its subsidiaries or related entities; provided, however, that any such assignment shall not be deemed to relieve Company of any liability for the performance of this Employment Agreement, and provided, further that Employee may terminate this Employment Agreement (upon sixty (60) days written notice to Company) if in his sole discretion he elects to do so at any time after any such assignment which has not been approved in writing by him in advance (other than the contemplated assignment to TC, which Employee hereby approves in advance). Notwithstanding the foregoing, Company may provide written notification to Employee of such assignment, and if Employee does not object in writing to such assignment within ten (10) business days after his receipt of such notification, his right to terminate this Employment Agreement after such assignment shall be deemed waived. If Employee is entitled under this Section IV to terminate his employment after such assignment and does so, Company shallbeobligated to pay the balance then due on this Employment Agreement when such balance would otherwise be payable under this Employment Agreement (i.e., the total amount of Fixed and Incentive Compensation provided below and the value of all other benefits set forth herein through the end of the then current Term or renewal term (or through the end of the next

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         succeeding renewal term if such termination occurs in the final sixty
         (60)days of any year and no notice of non-renewal is provided by Company or either party - as applicable - prior to such sixty-day period. Such payment shall be made at the expiration of the 60-day notice period: provided, however, that the Incentive Compensation shall be paid at the time such Incentive Compensation would otherwise be payable hereunder.

V. DUTIES AND OBLIGATIONS: Customary duties of Executive Vice President, Co- Creative Director of TC, reporting to Gerald Green, as described in Paragraph 1 of Appendix A.

VI. EXCLUSIVITY: Employee's services shall be exclusive as more fully described in Paragraph 6 of Appendix A; provided, however, that Employee shall be entitled to devote a non-material portion of his time to other activities and business interests.

VII. TERM: The Term shall be one (1) year commencing as of January 1, 1999, which shall be subject to automatic renewal for one (1) additional year commencing as of January 1, 2000 unless Company notifies Employee of its desire not to renew at least sixty (60) days prior to December 31, 1999. If so renewed, the Term shall be subject to automatic renewal for an additional renewal period of one (1) year through December 31, 2001, unless either party notifies the other of its desire not to renew at least sixty (60) days prior to December 31, 2000; provided, however, that if Employee provides such notice of non- renewal, then during the year ending December 31, 2001, he shall not (i) compete with the Company's business; (ii) call on, solicit, take away, or attempt to call on, solicit or take away any of the customers of the Company and/or (iii) directly or indirectly solicit to leave the company, hire or recruit any employee of the Company. The Term and possible extension(s) shall be subject to earlier termination as more fully described in Appendix B.

VIII.    FIXED COMPENSATION: Employee shall receive:
         a.       For year 1:  $150,000 per year.
         b.       For possible year 2:  $175,000 per year.
         c.       For possible year 3:  $195,000 per year.

         payable in accordance with standard Company policies, as set forth in Paragraph 3.1 of Appendix A.

IX. INCENTIVE COMPENSATION: Employee shall receive within thirty (30) days after Company reports its revenues for 1999 and each calendar year during which he is employed under this Agreement, and in any event within one hundred and twenty (120) days after the end of each such year, an incentive compensation payment ("Incentive Compensation") equal to six and one-third percent (6.333%)of the amount, if any, by which (i) the gross sales revenue of TC (which for purposes of this paragraph IX shall include in any event MR, Dyer Communications, Skyrocket Interactive and any business unit providing similar services which may be created or acquired by Company, TC or their subsidiaries or affiliates) during such calendar year, exceeds (ii) the gross sales revenues in 1998 of MR, Dyer Communications and Skyrocket Interactive. For purposes hereof,

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         gross sales revenues shall be determined in accordance with generally accepted accounting principles, consistently applied, and shall be the amount of gross sales revenues of TC which are reflected in the audited financial statements of Company. Such gross sales revenues shall be certified by the chief financial officer of Company. Employee may, at his own expense, but not more than once annually audit the applicable records. Any such audit shall be conducted only by a public accountant during reasonable business hours after reasonable advance notice and in such manner as not to interfere with Company's normal business activities, and shall not continue more than thirty (30) consecutive days after Company provides access to all such requested records.

X. AUTOMOBILE ALLOWANCE: Employee shall be entitled to a monthly automobile allowance of $391.78 plus the lesser of (i) the incremental monthly cost of Employee of insuring his leased car on his personal insurance policy with coverage comparable to that currently maintained or (ii) the monthly cost currently being incurred by MR in insuring such car, in accordance with Paragraph 3.3 of Appendix A.

XI. BUSINESS EXPENSES: Reasonable business expenses and travel expenses will be reimbursed to Employee in accordance with Paragraphs 3.4.1 and
         3.4.2 of Appendix A. In no event shall the nature and amount of such expenses be less than the expenses currently provided by MR (on an annual basis).

XII. MEDICAL AND OTHER BENEFITS: Company shall provide to Employee and his dependents the same medical and dental coverage as is maintained for Gerald Green or his successor as Company's chief executive officer. In the event that such medical and dental coverage is not available in full (whether as a result of any pre-existing condition exclusion or otherwise) until a later date, Company shall, in the interim, pay or reimburse Employee for the cost of maintaining his current coverage under COBRA. On or before June 30, 1999, Company will adopt a 401(k) plan or other tax deferred savings plan providing benefits to Employee which are substantially the same as those currently provided to Employee under Simple IRA currently provided by MR to Employee. Company shall take whatever action is necessary in accordance with applicable law to terminate the active participation of the participants in such Simple IRA. Upon the expiration of the current term of the life insurance policy currently maintained by MR for the benefit of Employee (July 27, 1999), Company shall either renew such coverage or provide insurance coverage of at least the same amount for the remainder of the Term of employment of Employee. Upon the expiration of the current term of the disability insurance policy currently maintained by MR for Employee (which the parties understand to be March 2, 1999, Company shall either renew such coverage or provide disability insurance coverage of at least the same amounts with at least the same benefits for the remainder of the Term of employment of Employee.

XIII. VACATION: Employee shall be entitled to twenty (20) days annual paid vacation leave as set forth in Paragraph 3.6 of Appendix A.

XIV.     TERMINATION: As set out in Appendix B, summarized as follows:

A. Death or Disability: Immediately upon death or upon notice for absence caused by disability for sixty (60) consecutive days (or ninety (90) days in the aggregate) in any twelve (12) month period of the Term, all Fixed and Incentive Compensation vested to the date of death or disability is paid; provided, however, that Company shall have no right to terminate Employee's employment as a result of the disability of the Employee unless the Employee is entitled to full benefits for permanent, total disability under the disability insurance policy maintained by Company for the benefit of Employee.

B. For Cause: Immediately upon cause for termination; Customary definition (including (a) material breach which is not cured within five (5) business days after Company provides written notice of such breach, (b) felony, and (c) alcoholism); all accrued Fixed and Incentive Compensation vested to the termination date is paid, without prejudice to any of Company's other rights.

C. Without Cause: Upon three (3) months prior notice; provided, however, that in the event that Employee is terminated pursuant to this Section, Employee shall be entitled to his full Fixed and Incentive Compensation and all other benefits set forth herein through the end of the then current Term or renewal term (or through the end of the next succeeding renewal term if such termination occurs within the final sixty (60) days of any year and no notice of non-renewal is provided by Company or either party - as applicable - prior to such sixty-day period).

XV.      EMPLOYEE'S TERMINATION RIGHT

A. Employee may terminate this Employment Agreement (upon sixty (60) days written notice to Company) if in his sole discretion he elects to do so at any time after any entity or person other than Company acquires a controlling interest in TC, any entity or person other than Gerald Green acquires a controlling interest in Company. Notwithstanding the foregoing, Company may provide written notification to Employee of such acquisition, and if Employee does not object to such acquisition within ten (10) business days after his receipt of such notification, his right to terminate this Employment Agreement after such acquisition shall be deemed waived. For purposes hereof, the term "controlling interest" shall mean ownership of record and beneficially of capital stock or other equity securities of TC or Company, as the case may be, having at least 50% of the total voting power of such company or the total right to any dividends or other distributions by such company, whether in the ordinary course or upon liquidation. If Employee elects to terminate his employment in such event, Company shall be obligated to pay the balance then due on this Employment Agreement (i.e., the total amount of Fixed and Incentive Compensation and the value of all other benefits set forth herein through the end of the then current Term or renewal term (or through the end of the next succeeding renewal term if such termination occurs in the final sixty (60) days of any year and no notice of non-renewal is provided by Company or either party - as applicable - prior to such sixty-day period)). Such payment shall be made at the expiration of the sixty day notice period; provided, however, that the

         Incentive Compensation shall be paid at the time such Incentive Compensation would otherwise be payable hereunder.

B. Employee may terminate this Employment Agreement (upon sixty (60) days written notice to Company) if in his sole discretion he elects to do so at any time after he is asked or instructed to report to any person other than Gerald Green. Notwithstanding the foregoing, Company may provide written notification to Employee of such change in reporting relationship, and if Employee does not object in writing to such change within thirty (30) days after his receipt of such notification, his right to terminate this Employment Agreement after such change shall be deemed waived. If Employee elects to terminate his employment in such event, Company shall be obligated to pay the balance then due on this Employment Agreement (i.e., the total amount of Fixed and Incentive Compensation and the value of all other benefits set forth herein through the end of the then current Term or renewal term (or through the end of the next succeeding renewal term if such termination occurs in the final sixty (60) days of any year and no notice of non-renewal is provided by Company or either party - as applicable - prior to such sixty- day period)). Such payment shall be made at the expiration of the sixty-day notice period; provided, however, the Incentive Compensation shall be paid at the time such Incentive Compensation would otherwise be payable hereunder.

XVI. NO DUTY TO MITIGATE DAMAGES: In the event of the termination of this Employment Agreement, whether in accordance with the provisions of this Employment Agreement or otherwise, Employee shall have no obligation to seek employment or to accept any employment in order to mitigate the damages or other amounts owing by Company to Employee hereunder, and in the event that Employee accepts other employment, any compensation earned by him in connection therewith shall not reduce or otherwise affect the amount of any payment required to be made to Employee as a result of such termination.

XVII. GOVERNING LAW: This Agreement shall be subject to the laws of the State of California as more fully described in Paragraph 18 of Appendix A.

XVIII. ARBITRATION: Disputes to be resolved by binding arbitration, as more fully described in Paragraph 17 of Appendix A.

XIX. WORK LOCATION: Services to be rendered in Company's business premises in Los Angeles County, which shall be no more than ten (10) miles from 9107 Wilshire Boulevard, Beverly Hills, CA.

XX. ADDITIONAL TERMS: Additional customary terms as set forth in Appendices A and B attached hereto are incorporated by reference herein (collectively, including this Summary of Particulars, this "Employment Agreement").

IN WITNESS WHEREOF the parties hereto have executed this Employment Agreement at Los Angeles, as of the 29 day of January 1999.


TOTAL FILM GROUP, INC.

By: /s/ Gerald Green
Its: President

/s/ Howard Russo

                          END OF SUMMARY OF PARTICULARS

                                   APPENDIX A

SCOPE OF APPENDIX A

All terms and conditions of this Appendix A are incorporated in the Employment Agreement (hereinafter this "Employment Agreement")

1.       DUTIES AND OBLIGATIONS

1.1 Company hereby employs Employee and Employee hereby agrees to render services in the capacity of Executive Vice President, Co-Creative Director of TC consistent with the provisions of Paragraph 2 of this Appendix A.

1.2 Any assignment, whether to an affiliate or not, is subject to Section IV of the Summary of Particulars.

1.3 In serving as Executive Vice President, Co-Creative Director of TC, and subject to the policies and directives of Company's Board of Directors, Employee shall be in charge of and responsible for the creative output of TC. Employee shall consult with the management committee in the decision-making process of Company, relating to such reasonably specific actions as the Board of Directors of the Company may reasonably specify, consistent with requirements applicable to the Company's other business units.

1.4 Employee's responsibilities shall include performing all services customarily rendered by executives of a similar position in the advertising industry as reasonably required by the management committee. Subject to the provisions of Section VI of the Summary of Particulars, Employee shall devote his entire and exclusive productive business time, ability and attention to the business of Company during the term of this Employment Agreement.

1.5 Employee shall not on behalf of Company, without the specific prior written approval of the management committee of Company, or except in accordance with Company's bylaws, or in accordance with guidelines provided by Company's Board of Directors from time to time, do or contract for any of the following:

1.5.1    Borrow money on behalf of Company or loan of Company's money.

1.5.2 Assign, mortgage, encumber, transfer or sell any of Company's assets or property.

1.5.3 Enter into any material contract or executory commitments on behalf of Company which involves a payment by Company of more than $5,000.00.

1.6 It is expressly understood and agreed that Employee shall not submit or furnish to any person or entity other than Company any ideas, formats, material or properties relating to the advertising and design business of the company (other than ideas, formats, material and properties submitted or furnished to or for the benefit of customers in the ordinary course of business) and that any and all ideas, formats, material and/or properties relating to the advertising and design business of the company (other than ideas, formats, material and properties submitted or furnished to or for the benefit of customers in the ordinary course of business) conceived, created, developed and/or written by Employee during the Term or any extension thereof shall be and become the sole and absolute property of Company for any and all purposes whatsoever pursuant to the terms hereof.

2.       TERM

         As provided in Section VII of the Summary of Particulars.

3.       COMPENSATION AND BENEFITS

3.1      Fixed Compensation

During the Term of this Employment Agreement, Company shall pay Employee for all services rendered and all rights granted hereunder the fixed compensation provided in Section VIII of the Summary of Particulars. Such compensation shall be payable in accordance with Company's standard payroll policies and shall have deducted any applicable withholding taxes and standard and legally required deductions.

3.2      Incentive Compensation

Employee shall be entitled to the Incentive Compensation set forth in Section IX of the Summary of Particulars.

3.3      Automobile Allowance

Employee shall be entitled to an automobile allowance as set forth in Section X of the Summary of Particulars. Other than the foregoing allowance, Company shall not pay and Employee shall not be entitled to reimbursement for any other costs or expenses related to the operation or maintenance of Employee's automobile.

3.4      Business Expenses

3.4.1 Subject to the provisions of Section XI of the Summary of Particulars, during the Term of this Employment Agreement, Company shall pay or reimburse Employee for all necessary and reasonable expenses incurred or paid by Employee, in connection with the performance of Employee's services under this Employment Agreement upon receipt of invoices, receipts or such other supporting information evidencing the nature and payment of such expenses by Employee, as is reasonably deemed appropriate by Company and is consistent with Company's accounting practices. Any major expense (e.g. travel) outside of or in excess of amounts contained in Company's policies must be pre-approved by the management committee of Company in writing. All payments or reimbursements to

         Employee shall be made within 30 days after Employee's submission of such invoices or information.

3.4.2 Notwithstanding Paragraph 3.4.1, all such business expenses will be subject to such limits and categories applicable to other similar level executives of Company as may from time to time be provided in writing by the management committee of Company; provided, however, that all travel should be conducted during normal business hours and Employee shall be entitled to the same class of travel and accommodations as is provided to other similar level executives of Company.

3.4.3 Company shall provide an office suitable for a similar level executive of Employee's standing and the services of a secretary, for Employee's use in connection with Employee's services hereunder. The amount of compensation payable to such secretary shall be subject to the approval of Company.

3.5      Insurance

Subject to the provisions of Section XII of the Summary of Particulars:

3.5.1 Company agrees to cause Employee to be covered by medical and dental insurance as provided in Section XII of the Summary of Particulars.

3.5.2 Company may secure "key man" insurance covering Employee and Employee shall have no right, title or interest in or to such insurance. Employee agrees to submit to any usual and customary medical examination required to effect such insurance (at which examination Employee may elect to have his own physician present) and to sign such application or other documents reasonably required in connection therewith.

3.5.3 Whenever compensation is payable to Employee hereunder during any period when he is partially or totally disabled and such disability except for the provisions hereof, would entitle him to disability income or to salary continuation payments from Company according to the terms of any plan now or hereafter adopted by Company (it being acknowledged that Company currently has no such plan in effect or has any immediate plans to implement such a plan other than for the disability coverage required by Section XII of the Summary of Particulars) or according to Company's policy in effect at the time of such disability, the compensation payable to him hereunder shall be inclusive of any such disability income or salary continuation and shall not be in addition thereto. If disability income is payable directly to Employee by an insurance company under an insurance policy paid for by Company or by a governmental agency, the amounts paid to him by said insurance company or governmental agency shall be considered to be a part of the payments to be made by Company pursuant to this Paragraph and shall not be in addition thereto.

3.6      Vacation and Holiday

Company shall provide Employee with the normal Company and public holidays, and up to 20 working days per year during the Term as paid vacation accruing pro-rata for each week of services rendered hereunder during the Term of this Employment Agreement, to be utilized at such times and periods as shall be mutually agreed to in good faith between Employee and Company. Employee agrees that all paid vacation days accrued during the Term shall be payable at the termination of Employee's employment hereunder based upon his then current rate of pay.

3.7      Other Benefits

Employee shall be considered for inclusion in any other benefits or plans offered to other similar level executives of Company; provided, however, that nothing herein shall require Company to increase the value of benefits and compensation to which Employee is entitled pursuant to Paragraph 3.1 through
3.6 above or the Summary of Particulars.

4.       EXTENT OF SERVICES

4.1 Employee hereby warrants and represents that Employee's employment hereunder does not and shall not conflict in any way whatsoever with any involvement, or violate any agreement that Employee now or previously has or may have during the Term of Employee's employment hereunder with any person or entity.

5.       OWNERSHIP OF RESULT OF SERVICES

5.1 Any and all results and proceeds of services performed by Employee within the scope of Employee's duties hereunder for Company's advertising and design business shall be owned by Company (or customers of Company for whom Company provides services) and shall be deemed in all respects as works made for hire, and Company (or customers of Company for whom Company provides services) shall be the sole and absolute author and proprietor thereof.

5.2 Employee agrees to execute and deliver to Company, or to any Borrower Company during or after the Term of said employment, such assignment or other instruments as Company, or the respective related entity or subsidiary of Company, may reasonably require from time to time to evidence the ownership of the rights and interests and of the results and proceeds of Employee's services as before mentioned.

6.       NON-DISCLOSURE OF TRADE SECRETS

6.1      Employee shall not:

6.1.1 Except for actions taken in the course of Employee's employment, during the Term of this Employment Agreement or at any time thereafter, willfully use or divulge to any person, company or corporation, either directly or indirectly, any financial or other material information of a confidential or proprietary nature obtained by Employee while in the employment of Company or any Borrower Company. The parties hereby stipulate that, as between them the foregoing matters are important, material and confidential and gravely affect the effective and successful conduct of the business of Company and its goodwill. This section should not apply to any such information that becomes publicly available other than by disclosure by Employee in violation hereof.

6.1.2 During the Term of this Employment Agreement, be actively engaged or concerned or interested in any business whatsoever other than that of Company except (i) as the owner for investment of shares or other securities quoted or dealt in or on any recognized stock exchange; or
         (ii) as a passive investor in any other business which is not in competition in the same market with any business or company owned by Company or any affiliate of Company, or (iii) for activities and businesses to which Employee devotes a non-material portion of his time.

6.1.3 Within one (1) year of the termination of Employees employment for cause pursuant to Section 2 of Appendix B or as a result of the election by Employee not to renew the term of this Employment Agreement for the year ending December 31, 2001 pursuant to Section VI of the Summary of Particulars, engage in any business in competition with Company, and/or call on, solicit, take away or attempt to call on, solicit, take away any of the customers of Company, and/or directly or indirectly solicit to leave the Company, hire or recruit any employee of Company.

6.2 If any of the restrictions contained in clause 6 is held not to be valid as going beyond what is reasonable for the protection of the interest of Company, but would be valid if part of the wordings were deleted or its extent reduced or modified, then such restriction shall apply with such modifications as may be necessary to make it enforceable.

7.       TERMINATION

This Employment agreement may be terminated as set forth in Appendix B attached hereto and incorporated herein.

8.       DAMAGES

In the event that any party is awarded any damages as compensation for any breach of this Employment Agreement, a breach of any covenant contained in this Employment Agreement (whether expressed or implied by either law of fact), or any other cause of action based in whole or in part on a breach of any provision of this Employment Agreement or related in any way to Employee's employment hereunder (other than with respect to physical injuries suffered by Employee or intentional or grossly negligent actions by Company or its employees on the one hand, or Employee on the other hand), such damages shall be limited to contractual damages and shall exclude punitive damages and any other type of tort damages. Employee agrees and acknowledges that in making any claims or recovering any damages awarded in connection with this Employment Agreement, Employee will look solely to Company and to Company's assets and will in no circumstances seek to recover such damages from any of Company's constituent shareholders, directors or executives or any of Company's parents, subsidiaries or related entities or Gerald Green personally.

9.       PROVISIONS SURVIVING TERMINATION

It is expressly agreed that notwithstanding termination of Employee's employment with and by Company for any reason or cause or under any circumstances whatsoever, such termination, shall be without prejudice to the rights and obligations of Employee and Company, respectively, in relation to the time up to and including the date of termination, and all the provisions of this Appendix A and of Appendix B of this Employment Agreement which expressly or impliedly by their terms survive the termination of this Employment Agreement, including without limitation the provisions of Paragraphs 5 through 19 of this Appendix A shall remain and continue in full force and effect.

10.      WAIVER

10.1 The waiver by either party of a breach of any provision of this Employment Agreement shall not operate or be construed as a waiver of any subsequent breach.

10.2 No waiver shall be valid unless it is in writing and signed by the party to be charged.

11.      REPRESENTATIONS AND WARRANTIES

11.1 Employee hereby represents, warrants and agrees that Employee is under no disability, restriction or prohibition, whether contractual or otherwise (i) with respect to his rights to execute this Employment Agreement, (ii) to grant the rights to his services as provided hereunder, or (iii) with respect to his right to perform the terms and provisions herein contained. Employee hereby agrees and does hereby defend, indemnify, save and hold Company, and its directors, officers, partners, shareholders, employees, agents, legal representatives, licensees, affiliates, predecessors, successors and assigns harmless from and against any and all claims, demands, damages, liabilities, costs, losses and expenses (including legal costs and reasonable outside attorneys' fees) arising out of or in connection with any breach of any of the warranties, representations and agreements made by Employee in this Employment Agreement. Employee agrees to reimburse Company, on demand, for any payment made by Company at any time with respect to any such demand, liability, costs, loss or expense to which the foregoing indemnity applies; provided, such payment arises from a final adverse judgment or arbitration or a settlement made with Employee's prior consent, which consent Employee shall not unreasonably withhold. Company shall notify Employee in writing of any such claim, demand or action promptly after Company has been formally advised thereof and Employee shall have the right, at his expense to participate in the defense thereof with counsel of his choice.

11.2 Company hereby represents, warrants and agrees that it is under no disability, restriction or prohibition, whether contractual or otherwise to (i) with respect to its rights to execute this Employment Agreement or (ii) with respect to its rights to perform the material terms and provisions contained therein. Company hereby defends, indemnifies, saves and holds Employee harmless from and against any and all claims, demands, damages, liabilities, costs, losses and expenses (including legal costs and reasonable outside attorneys' fees) arising out of or in connection with any breach of any of the warranties, representations and agreements made by Company in this Employment Agreement. Company agrees to reimburse Employee, on demand for any payment made by Employee at any time with respect to any such demand, liability, costs, loss or expense to which the foregoing indemnity applies; provided, such payment arises from a final adverse judgment or arbitration or a settlement made with Company's prior consent, which consent Company shall not unreasonably withhold. Employee shall notify Company in writing of any such claim, demand or action promptly after Employee has been formally advised thereof and Company shall have the right, at his expense to participate in the defense thereof with counsel of its choice. Employee shall be entitled to indemnification and the benefits of Company's insurance coverage to the same extent as any other officer of the company.

12.      ENTIRE AGREEMENT

12.1 No representation, promise or inducement has been made by either party that is not embodied in this Employment Agreement, or incorporated by reference herein, and neither party shall be bound by or be liable for any alleged representation, promise or inducement not so set forth.

12.2 The Agreement and this Employment Agreement contain the entire agreement and understanding of the parties and this Employment Agreement is effective on the date set forth in Paragraph 2 of Appendix A of this Employment Agreement for the commencement of this Employment Agreement. The Agreement and this Employment Agreement supersede and void all prior agreements, arrangements and understandings entered into between Company or any of its respective related entities or subsidiaries, on the one hand and Employee, on the other hand. In the event of any inconsistency between any provision of this Employment Agreement and provision of the Agreement, the provisions of the Agreement shall apply and such inconsistent provision of this Employment Agreement shall be of no force or affect.

12.3 This Employment Agreement may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

13.      ASSIGNMENT

Employee acknowledges that the services to be rendered by Employee are unique and personal. Accordingly, Employee may not assign or encumber any of the Employee's rights or delegate any of Employee's duties or obligations under this Employment Agreement.

14.      NOTICES

Any notice required or desired to be given under this Employment Agreement shall be deemed given if it is expressed in writing and sent by certified mail or if delivered by telefax or personally to the following persons, or such other persons as may be designated in writing by the parties hereto from time to time.


If to Company:             Total Film Group
                           9107 Wilshire Blvd., Suite 475
                           Beverly Hills, CA 90210
                           Attention:  Gerald Green

If to Employee:            Howard Russo
                           327 10th Street
                           Santa Monica, CA 90402

with a copy to:            Russell C. Hansen
                           Gibson, Dunn & Crutcher
                           2029 Century Park East
                           Los Angeles, CA 90067-3026

15.      GENERAL

15.1 It is acknowledged that the rights of each party under this Employment Agreement are of a special, unique and intellectual character, which gives them a peculiar value and that each breach or threatened breach of any provision of this Employment Agreement may cause the other party irreparable injury and damage, which cannot be reasonably or adequately compensated in damages and in action at law. Accordingly, without limiting any right or remedy which any party may otherwise have, the parties specifically agree that each party shall be entitled to seek, in addition to any other rights and remedies, injunctive relief or other equitable relief to enforce and protect its or his rights under this Employment Agreement and to prevent or curtail any breach or threatened breach.

15.2 Nothing in this Employment Agreement shall be construed as to so require the commission of any act contrary to law and wherever there is any conflict between any provision of this Employment Agreement and any present or future statute, law, ordinance or regulation, the latter shall prevail, but in such event, the provision of this Employment Agreement so affected shall be curtailed and limited only to the extent necessary to bring it within such legal requirements.

15.3 If any term or provision of this Employment Agreement is held to be invalid or unenforceable under California law, the remaining portions of this Employment Agreement will continue to be valid and will be performed, construed and enforced to the fullest extent permitted by law, and the invalid or unenforceable term will be deemed amended and limited in accordance with the intent of the parties, as determined from the face of the

         Employment Agreement to the extent necessary to permit the maximum enforceability or validation of the term or provision.

15.4 Section 508 of the Federal Communication Act makes it a criminal offense for any person connected with the production or preparation of any program intended for broadcasting to accept or pay any money, service or other valuable consideration for the inclusion of any matter as a part of any such program without disclosing the same to the employer of the person to whom such payment is made or to the person for whom such program is being produced. Employee understands that it is Company's policy not to permit any employee of Company to accept or to pay any such consideration and Employee represents and agrees that Employee has not accepted, nor will accept, and that Employee has not paid, or will not pay, any money, service or other valuable consideration for the inclusion of any "plug," reference or product identification or any similar matter with respect to the Company's projects.

16.      ATTORNEYS FEES

In the event of any legal action or arbitration which arises out of or relates to any provision of this Employment Agreement, the losing party to such action (based on the final judgment, arbitration decision or settlement thereof) shall bear the reasonable attorneys fees and related costs of the prevailing party.

17.      ARBITRATION

17.2 Any claim, controversy or dispute arising under or in connection with this Employment Agreement shall be settled exclusively by arbitration in accordance with this Section 17.1. Such dispute shall promptly be submitted by Employee and Company for resolution to a single arbitrator (who shall be a retired or former judge of a trial court of general jurisdiction in California or a federal district court) selected by the parties hereto in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA").

17.3 The decision of the Arbitrator shall be final and binding upon the parties and judgment may be entered thereon by any court having jurisdiction. Company and Employee hereby submit to the in personam jurisdiction of the Superior Court of the State of California for purposes of confirming any ruling made by the Arbitrator.

17.3 In any arbitration hereunder concerning Company's right to terminate Employee's employment hereunder, the following shall apply:

17.3.1 If the Arbitrator shall hold that Company terminated Employee's employment pursuant to Paragraphs 1.2 or 3 of Appendix B, Employee shall be entitled to no remedy of compensation other than the compensation or benefits expressly payable pursuant to Paragraph 1.2 or 3 of Appendix B, as applicable.

17.3.2 If the Arbitrator shall hold that Employee was not terminated for any of the reasons set forth in Paragraphs 1.2 or 3 of Appendix B, Company shall be deemed for all purposes of this Employment Agreement to have given notice of termination on the fifth (5th) business day after notice was initially given pursuant to Paragraphs 1.2 or 3 of Appendix B if such notice was given. In such event, Employee shall be entitled to receive only such amounts as provided for in Paragraphs 1.2 or 3 of Appendix B.

17.4 For the avoidance of doubt, Employee and Company agree that the Arbitrator shall not be authorized to award punitive, exemplary or any other type of non-contractual damages consistent with Paragraph 10 of this Appendix A.

18.      GOVERNING LAW

This Employment Agreement shall be deemed to have been made under and shall be interpreted in accordance with and governed by the laws of the State of California applicable to contracts executed and to be performed in California.

19.      CONSTRUCTION

The language of this Employment Agreement shall always and for all purposes be construed as a whole according to its fair common meaning and not strictly for or against either of the parties hereto.

                                END OF APPENDIX A

                                   APPENDIX B

All terms and conditions of this Appendix B are incorporated in the Employment Agreement.

1.       Death or Disability

1.1 Employee's employment hereunder shall terminate automatically in the event of Employee's death, or upon written notice in the event of Employee's absence or inability to render the services required hereunder because of illness or incapacity after sixty (60) consecutive days (or ninety (90) days in the aggregate) in any twelve (12) month period during the term; provided, however, that Company shall have no right to terminate Employee's employment as a result of his disability unless he is entitled to full benefits for permanent, total disability under the disability insurance policy maintained by Company for the benefit of Employee pursuant to Section XII of the Summary of Particulars.

1.2 In case of termination hereunder due to death, absence or inability to render the services required because of illness or incapacity, Employee or his estate shall be entitled to receive all Fixed Compensation which has accrued and would otherwise be payable to Employee pursuant to Paragraph 3.1 of Appendix A together with the Incentive Compensation which has accrued and vested as of the date of termination.

2.       Termination For Cause

2.1 Company may at any time by written notice to Employee, terminate Employee's employment hereunder, without prejudice to any of Company's other rights, for any of the events listed under paragraphs 2.2.2,
         2.2.3 and 2.2.4, or any event listed in paragraph 2.2.1 which remains uncured for a period of five (5) business days after Employee receives written notice from Company that such an event has occurred, and setting forth the nature of the breach and the action required to remedy the same.

2.2 Subject to Section 2.1, the following acts shall constitute grounds for termination of Employee's employment hereunder:

2.2.1 Breach of any material term of this Employment Agreement or malfeasance or material non-feasance with respect to Employee's duties which are set forth in this Employment Agreement.

2.2.2    Conviction of a felony offense.

2.2.3    Becoming bankrupt.

2.2.4    Alcoholism or drug addiction.

2.3 Termination under Paragraph 2.1 shall be effective upon the date of written notice in the case of termination under Section 2.2.2, 2.2.3 or
         2.2.4 or, upon expiration of the five (5) business day cure period specified in section 2.2.1 if the event specified in the Company's notice thereunder has not been cured. In the event of any such termination, all of the Company's compensation obligations under this Employment Agreement and the Appendices attached hereto shall forthwith cease and terminate on such effective date with the exception of Company's obligation to pay any Fixed and Incentive Compensation which have accrued and vested and are payable to Employee pursuant to Paragraph 3 of Appendix A, without prejudice to any of Company's other rights.

3.       Termination Without Cause

3.1 Company shall have the right at any time to terminate Employee's employment hereunder for any reason without cause by giving three (3) months prior written notice to Employee of such termination. In the event of any such termination, Employee shall be entitled to his full Fixed and Incentive Compensation and all other benefits set forth in this Employment Agreement through the end of the current Term or renewal term (or through the end of the next succeeding renewal term if such termination occurs within the final sixty (60) days of any year and no notice of non-renewal is provided by Company or either party - as applicable - prior to such sixty-day period).

3.2 Any amounts payable to Employee pursuant to Paragraph 3.1 shall be payable in accordance with Company's payroll policies, less applicable withholding taxes and payroll deductions, if any, and any other legally required deductions. Furthermore, the remedy provided for in Paragraph
         3.1 above shall be deemed liquidated damages and shall constitute the sole and exclusive remedy at law, in arbitration or in equity for any dispute whatsoever, whether of a contractual or non-contractual nature, which is based in whole or in part, on the contention that Company did not have sufficient cause to terminate Employee's employment, or acted in an improper or unlawful fashion in terminating Employee's employment.

                                END OF APPENDIX B

As of July 28, 1999


Mr. Howard Russo
327 10th Street
Santa Monica, CA 90402


Re:      Employment Agreement


Dear Howie:

Reference is hereby made to your employment agreement ("Agreement") dated as of January 29, 1999.

The Agreement is amended as follows:

In the Summary of Particulars, the provisions of Paragraph IX. Incentive Compensation are hereby intentionally deleted and replaced by the following provisions:

"IX.     INCENTIVE COMPENSATION & STOCK OPTION:

A. Incentive Compensation: Employee shall receive within thirty (30) days after Company reports its revenues for the six (6) month period ended June 30, 1999 and then for each fiscal year during which he is employed under this Agreement, and in any event within one hundred and twenty
         (120) days after the end of such six (6) month period ended June 30, 1999 and then of each such fiscal year, an incentive compensation payment ("Incentive Compensation") equal to five percent (5%) of the net profits of TC and its wholly owned subsidiaries. The term "net profits" as used in this paragraph, shall mean TC's and its wholly owned subsidiaries' consolidated annual net operating income before the deduction or allowance for federal or state income taxes. The determination of net profits shall be made by TC's auditor in accordance with generally accepted accounting principles, consistent with TC's past accounting practices, and shall be conclusive on all parties. Employee may, at his own expense, but not more than once annually, audit the applicable records. Any such audit shall be conducted only by a public accountant during reasonable business hours after reasonable advance notice and in such manner as not to interfere with Company's normal business activities and shall not continue more than thirty (30) consecutive days.

B. Stock Option: As additional compensation, Company hereby grants to Employee the option to purchase 50,000 shares of common stock of Company as set forth in the form of Stock Option attached hereto as Appendix C and incorporated herein by this reference".

All other terms and conditions of the Agreement shall remain the same.


Sincerely yours.

TOTAL FILM GROUP, INC.

By: /s/ Gerald Green
Its: President

ACCEPTED AND AGREED:

/s/ Howard Russo